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                                                   SEC FILE NUMBER 000-20757
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                                                        CUSIP NUMBER
                                                         894363-10-0
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K   [X ] Form 10-Q
                [ ] Form N-SAR

                      For Period Ended: December 31, 2002
                      [  ]    Transition Report on Form 10-K
                      [  ]    Transition Report on Form 20-F
                      [  ]    Transition Report on Form 11-K
                      [  ]    Transition Report on Form 10-Q
                      [  ]    Transition Report on Form N-SAR
                      For the Transition Period Ended:____________________
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Read  Instruction (on back page) Before  Preparing  Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION

Travis Boats & Motors, Inc.
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Full Name of Registrant

Not applicable
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Former Name if Applicable

12116 Jekel Circle, Suite 102
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Address of Principal Executive Office (Street and Number)

Austin, Texas 78727
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City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject  annual  report,  semi-annual  report,  transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)      The  accountant's  statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within
the prescribed time period.                      (Attach Extra Sheets if Needed)

We hereby notify you why form 10-Q could not be filed within the prescribed time period. Senior management has been pressed by other urgent work, including product sales and marketing, that has precluded the senior management from attending to this matter in a timely manner. A copy of the earnings press release for the company for the prescribed time period is attached hereto.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              Michael B. Perrine         (512)                 347-8787
              ------------------      -----------          ------------------
                  (Name)              (Area Code)          (Telephone Number)


(2)      Have all  other  periodic  reports  required  under      [X] Yes [ ] No
         Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

         ---------------------------------------------------

(3)      Is it anticipated  that any  significant  change in      [ ] Yes [X] No
         results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                                      A-2
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                           Travis Boats & Motors, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

    Date  February 14, 2003                   By  /s/ Michael B. Perrine
        ------------------------                --------------------------------
                                                Michael B. Perrine
                                                Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

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Intentional  misstatement  or  omissions  of fact  constitute  Federal  Criminal
Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).

                                   ATTACHMENT




FOR IMMEDIATE RELEASE                          Contact: Michael B. Perrine
---------------------                                   Chief Financial Officer
                                                        (512) 347 - 8787 Ext 119

TRAVIS BOATS REPORTS FIRST QUARTER FISCAL 2003 RESULTS

AUSTIN, TEXAS (February 14, 2003) - Travis Boats & Motors, Inc. (Nasdaq/TRVS) today reported the results of operations for the Company's first quarter of fiscal 2003 ended December 31, 2002.

For the quarter ended December 31, 2002, the Company, after preferred stock dividends of $120,000, reported a net loss of $3.7 million ($.86 per basic and diluted share), on net sales of $17.9 million. Comparatively, for the quarter ended December 31, 2001, the Company reported a net loss of $3.1 million ($.71 per basic and diluted share), on net sales of $20.7 million. The decline in net sales was the result of operating fewer stores during the respective quarters and a decrease in comparable store sales.

The Company had 34 and 37 stores in operation on December 31, 2002 and 2001, respectively. Comparable store sales declined 8.4% (34 stores in base) for the quarter ended December 31, 2002.

Mark Walton, Chairman and President, commented, "As previously reported, we have secured loans providing additional working capital as we move into the Boat Show season. During the December quarter we worked diligently to reduce expenses and to improve operations without sacrificing customer service."

Mr. Walton continued, "The month of January is the traditional start of the Boat Show season. Our Boat Show participation generally runs during the months of January, February and March. We typically follow-up these Boat Shows with Open Houses and other numerous other marketing events designed to stimulate sales momentum in advance of the historic peak boating season."

Travis Boats & Motors, Inc., is a leading multi-state superstore retailer of recreational boats, motors, trailers and related marine accessories in the southern United States. The Company operates store locations in Texas, Arkansas, Louisiana, Alabama, Tennessee, Mississippi, Georgia, Florida and Oklahoma under the name Travis Boating Center.

                  TRAVIS BOATS & MOTORS, INC. and SUBSIDIARIES
   Unaudited Financial Highlights (in thousands, except share and store data)

                                                    Three Months ended
                                                       December 31,
                                                    2002         2001
                                                  ----------------------

Net sales.................................        $17,887      $20,666
Cost of goods sold........................         14,370       16,601
                                                  ----------   ---------

Gross profit..............................          3,517        4,065

Selling, general and administrative.......          7,336        7,314
Financing and Board restructure expenses..            145          ---

Depreciation and amortization.............            657          627
                                                  ----------   ---------
                                                    8,138        7,941

Operating loss............................         (4,621)      (3,876)
Interest expense..........................           (812)      (1,039)
Other income..............................             20           17
                                                  ----------   ---------

Loss before income taxes..................         (5,413)      (4,898)
Income tax benefit........................         (1,794)      (1,794)
                                                  ----------   ---------

Net Loss..................................        ($3,430)     ($3,104)
                                                  ----------   ---------

Preferred stock dividends.................          ($120)         ---

                                                  ----------   ---------
Net loss attributable to common
shareholders..............................        ($3,550)     ($3,104)
                                                  ==========   =========

Basic and Diluted Loss Per Share before
dividends.......                                   ($0.79)      ($0.71)
  Preferred stock dividends...............          (0.02)         ---
                                                  ----------   ---------
Basic and Diluted Loss Per Share..........         ($0.81)      ($0.71)
                                                  ==========   =========

Weighted Average Basic
  and Dilutive common shares outstanding..      4,329,727    4,355,081


SUPPLEMENTAL DATA  -- (unaudited)
      Cash................................     $      887   $    1,644
      Inventory, net......................         65,635       73,959
Stores open at end of period..............             35           37


Cautionary Statement for purposes of the Safe Harbor Provisions of the 1995 Private Securities Litigation Reform Act. The statements in this document or in documents incorporated by reference herein that are not historical facts are forward-looking statements as that term is defined in Section 21E of the Exchange Act that involve a number of risks or uncertainties. The actual results of the future events, including expectations of fiscal 2003 revenue and earnings, and expectations of alternative capital sources or ability to generate sufficient cash flow for operations could differ materially from those stated in such forward looking statements. Among the factors that could cause actual results to differ materially are: the impact of seasonality and weather, general economic conditions and the level of discretionary consumer spending, the Company's ability to obtain waivers on debt and to renew its maturing debt and the Company's ability to restructure to stop operating losses. These and numerous other risk factors were identified in the Report on Form 10-K filed for fiscal year 2002 and other documents filed of record.